Filed Pursuant To Rule 433

Registration No. 333-209926

April 11, 2017

INVESTMENT PROFESSIONAL USE ONLY

The Role of Gold in Today's Global Multi-Asset Portfolio

April 2017 | by George Milling-Stanley, *Head of Gold Strategy, SPDR ETFs*, Robin Tsui, *APAC Gold Strategist, SPDR ETFs*
Howard Wen, *Senior Gold Strategist, SPDR ETFs* and Diego Andrade, *Gold Strategist, SPDR ETFs*

The expanding universe of investable asset classes and the relative ease of shifting across different assets means today's typical multi-asset fund looks a lot different than "balanced" stock-and-bond funds of the past. Since the global financial crisis, which was characterized by an extended period of low rates, the benefits of holding a truly diversified multi-asset portfolio have become clear. Gold, a unique asset class that has historically low or negative correlation with most other asset classes, is one of those assets that is finding its way into many multi-asset strategies. Gold has historically been used by portfolio managers to potentially counter volatility, especially in periods of uncertainty. We believe gold should be considered a core diversifying asset that should have a long-term strategic presence in multi-asset portfolios.

In this paper, we examine how gold, through investing in SPDR® Gold Shares (GLD®), can improve the risk-return characteristics of a hypothetical multi-asset portfolio that includes global stocks, various classes of fixed-income, real estate, private equity, commodities and, of course, gold. We found that holding between 2 percent and 10 percent of GLD between January 1, 2005[1] and December 31, 2016 would have improved the hypothetical portfolio's cumulative returns, its Sharpe ratio and lowered its maximum drawdown compared to a portfolio without any gold-backed investments that is based on the asset weightings set forth in Figure 9.

Global Multi-Asset Market Portfolio

Since 1971, when President Nixon removed the US dollar from the Gold Standard, the price of gold has increased from $43.28 oz. to $1,145.90/oz. at the end of 2016. Since that policy move, which we call "The Initial Public Offering of Gold," the dollar gold price has increased at an average rate of 7.66 percent per year.[2] What the "IPO of Gold" did was unleash gold's longstanding currency-like characteristics, giving it the potential to become a mainstream investment. That potential became tangible with the launch of GLD in November 2004. The ETF gathered $1 billion in assets under management in just three days, making it very tradable almost immediately and allowing exposure to gold to rival the ease and efficiency of owning stocks. GLD's arrival also made the multi-asset portfolios including gold as an exchange-traded product convenient for the first time. The modern multi-asset portfolio can now be more efficient, with gold playing a crucial role as a potential core portfolio diversifier.

Figure 1: IPO of GOLD


USD/Oz
2000
1500
1000
500
0
"I have directed Secretary Connally to suspend temporarily the convertibility of the dollar into gold or other reserve assets, except in amounts and conditions determined to be in the interest of monetary stability and in the best interests of the United States."
– President Richard Nixon (August 15, 1971)
Fiat Currency World
Gold*
Dec 1925
Dec 1935
Dec 1945
Dec 1955
Dec 1965
Dec 1975
Dec 1985
Dec 1995
Dec 2005
Dec 2016

* Sources: From 1900–1967, The dollar price of gold is calculated from the average annual exchange rates of the dollar against the British pound taken from a table published for the London and Cambridge Economic Service by Times Newspapers Ltd. as part of The British Economy: Key Statistics. From 1968 — March 19, 2015, the gold price is based on the London Gold Fix, a daily survey of spot gold prices conducted by telephone. From March 20, 2015-present, the gold price is based on the LBMA Gold Price, which is determined twice each business day (10:30 a.m. and 3:00 p.m. London time) by participants in a physically settled, electronic and tradable auction. All gold prices from 1968-present based on data compiled by Bloomberg Finance L.P.

STATE STREET GLOBAL ADVISORS.
SPDR®

WORLD GOLD COUNCIL

The Role of Gold in Today’s Global Multi-Asset Portfolio The Case for Gold in a Global Multi-Asset PortfolioWhen building a multi-asset portfolio, investors must consider not only the potential or forecasted risk-return characteristics of a particular asset class or market segment, but also how that asset class or market segment behaves relative to other investments. Asset classes with high forecasted risk-adjusted returns are obviously preferred. But investors should also look for asset classes that move differently relative to one another. With these factors in mind, we identi?ed three potential bene?ts of gold that are key reasons why multi-asset portfolio managers should consider including gold in their portfolios. 1. Increased Portfolio Diversi?cationA low correlation between the asset classes would lower portfolio volatility and therefore, all else being equal, increase portfolio diversi?cation and enhance the overall risk-adjusted return of the portfolio. Figures 3 and 4 depict the historical correlation of gold relative to major equity and bond markets. The very low or negative correlations highlight the potential diversi?cation bene?ts of adding gold to a multi-asset portfolio. 2. Tail Risk HedgingGold has historically been used to provide potential tail risk mitigation during times of market stress, as it has tended to rise during stock market pullbacks. Figure 2 shows that gold was able to deliver competitive returns and outperformed other asset classes during a number of past ‘black swan’ events. This demonstrated that including gold in a multi-asset portfolio may provide portfolio managers with a means of moderating market volatility and reducing portfolio drawdown. Figure 3: Gold has had Low or Negative Correlation with Major Equity Markets Since 2000Correlation 1.00 0.50 0.29 0.20 0.12 0.00 0.00 -0.08 -0.09-0.50 -1.00 Japanese Global US European APAC Latin ex Japan AmericaSource: Bloomberg Finance L.P., SSGA, data from January 1, 2000 to Dec 31, 2016. Correlations are calculated from monthly returns in USD. Asset classes represented by the following indices — Japanese: MSCI Japan Index; MSCI AC World Daily TR Index; US: S&P 500 Index; European: MSCI Europe Index; APAC ex Japan: MSCI ASIA PAC Ex Japan Index; Gold: LBMA Gold Price PM. Latin America: MSCI Emerging Markets Latin America Index.3. In?ation ProtectionGold also has a long track record of offering some potential protection of purchasing power in varying in?ationary environments. Analyzing gold’s historical price performance since 1970 shows that during periods when the annual rate of in?ation in the US has been below 2 percent, the gold price has risen at an average rate of 6.7 percent a year. Moreover, during periods of moderate inflation — defined as an annual increase Figure 2: Gold as a Tail Risk Hedge — Performance in Market Downturn % 40 20 0 -20 -40 -60 Dot Com September 11th 2002 GFC Sovereign Sovereign Debt Brexit Meltdown Recession Debt Crisis I Debt Crisis II Ceiling Crisis LBMA Gold Price PM Bloomberg Commodity Index Bloomberg Barclays 7–10 Yr Treasury Index Bloomberg Barclays US Aggregate Bond Index MSCI All Country World Index US Dollar Inde Source: Bloomberg Finance L.P., SSGA, as of December 31, 2016. Notes: Dot-Com Meltdown: 2/29/2000–3/30/2001; September 11 Terrorist Attacks: 8/31/2001–9/28/2001; 2002 Recession: 2/28/2002–8/30/2002; Global Financial Crisis: 11/30/2007–3/31/2009; Sovereign Debt Crisis I: 4/30/2010–8/31/2010; Sovereign Debt Crisis II: 2/28/2011–10/31/2011; Debt Ceiling Crisis: 7/22/2011–8/8/2011; Brexit: 6/22/2016–6/27/2016 Past performance is not a guarantee of future results. Performance above does not reflect charges and expenses associated with the fund or brokerage commissions associated with buying and selling exchange traded funds. Performance above is not meant to represent the performance of any investment product. Performance data above derived from total return indices. State Street Global Advisors 2

The Role of Gold in Today’s Global Multi-Asset PortfolioFigure 4: Gold has had Low Correlation with Major Bonds Markets Since 2000 Correlation 1.0 0.5 0.28 0.34 0.22 0.27 0.12 0.12 0.0 -0.5 -1.0 US Aggregate US Corportate Euro US Treasury US Corporate Emerging Bonds High Yield Aggregate Market Debt Debt Corportate Debt Source: Bloomberg Finance L.P., SSGA, data from January 1, 2000 to December 31, 2016. Correlations are calculated from monthly returns in US Dollars. Asset classes represented by the following indices — US Aggregate Bonds: Bloomberg Barclays US Aggregate Bond Index Total Return; US Corporate High Yield Debt: Bloomberg Barclays US Corporate High Yield Bond Index Total Return; Euro Aggregate Corporate Debt: Bloomberg Barclays Europe Aggregate Corporate Bond Index Total Return; US Treasury: Bloomberg Barclays US Treasury Bond Index Total Return; US Corporate Investment Grade Bonds: Bloomberg Barclays US Corporate Bond Index; Emerging Market Debt: Bloomberg Barclays Emerging Markets USD Aggregate Bond Index Gold: LBMA Gold Price PM. Figure 5: Gold Returns In Different In?ation Scenarios*% 18 15.2 12 7.4 6.7 60 Low In?ation Moderate In?ation High Inflation (<2%) (2%–5%) (>5%) Source: Bloomberg Finance L.P., SSGA, data from January 31, 1970 to December 31, 2016. Past performance is not a guarantee of future results. Performance above does not reflect charges and expenses associated with the fund or brokerage commissions associated with buying and selling exchange traded funds. Performance above is not meant to represent the performance of any investment product. * Computed using average monthly gold returns and US CPI Figures from January 31, 1970 to December 31, 2016. between 2 and 5 percent — gold has risen at an average rate of 7.4 percent a year. But gold has shown its greatest historical effectiveness in preserving purchasing power during periods when in?ation has been running above 5 percent a year. During such times, the gold price has increased by an average annual rate of 15.2 percent. In addition, the price of gold has been in?uenced historically by real rates of return. One of the main reasons why the gold price did not appreciate during the 1980s and 1990s was because other asset classes performed so well. Conversely, gold has appreciated at times when real returns on assets like bonds have been low. We compared gold prices with real returns, with real returns calculated by subtracting the US core consumer price index (excluding food and energy) from the yield of US 10-year Treasury notes (Figure 6). In the 1980s, T-notes averaged a real rate of return of 4.50 percent, and 3.44 percent in the 1990s. Real returns continued to drop in the ?rst decade of the new century, averaging 2.28 percent. Since the start of this decade, real rates have averaged 0.61 percent—the latest sharp drop relating to the Global Financial Crisis and the extraordinary central bank policies such as quantitative easing that followed. The last time real rates were so low was in the 1970s when they averaged 1.02 percent. Those low real rates were one of the major reasons why the price of gold appreciated from $43 an ounce at the time of the “IPO of Gold” to $512 at the end of 1979. Again, the disin?ationary trend over the past 35-plus years and the low-to-negative real rates around the world that still prevail have been in gold’s favor, as Figure 6 shows.Figures 6: Gold Returns Vs Real T-Note Returns Since 1970** $/Oz % 2000 16 1800 14 1600 12 1400 10 8 1200 6 1000 4 800 600 2 0 400 -2 200 -4 0 1970 1976 1982 1988 1993 1999 2005 2011 2016 -6 — Gold Price — Real Rates Source: Bloomberg Finance, L.P., State Street Global Advisors, as of December 31, 2016. Past performance is not a guarantee of future results. Performance above does not reflect charges and expenses associated with the fund or brokerage commissions associated with buying and selling exchange traded funds. Performance above is not meant to represent the performance of any investment product. ** Gold Price represented by LBMA Gold Price; Real Rates represented by 10-year Treasury note yield minus US core Consumer Price Index (excluding food and energy). State Street Global Advisors 3

The Role of Gold in Today's Global Multi-Asset Portfolio

Figure 7: Gold ETFs vs. Other Gold Investment Vehicles

	Gold ETFs	Mutual Funds	Gold Futures	Gold Mining Stocks	Gold Bars or Coins	Paper Gold Accounts
Potential Advantages	• Transparency • Intraday Trading Capability* • Mostly backed by physical gold	• Mostly actively managed • May be able to generate alpha	• Leverage • Intraday Trading Capability* • Relatively large positions with low commissions	• Leverage • Intraday Trading Capability* • Offers operating and financial leverage	• Physical possession • Transparency	• Ease of use • Transparency
Consideration	• Asset-Weighted Expense ratio (≈37 bps)**	• Asset-Weighted Expense ratio (≈102 bps)**	• Management of position • Basis risk	• Have not exhibited exhibited perfect tracking to gold price • Exposed to company specific factors	• Transport costs • Storage costs • Insurance costs • Required to pay a 'premium' over spot	• Not backed by physical gold
Trade Characteristics	Tactical and Strategic	Strategic	Tactical	Tactical and Strategic	Strategic	Strategic

Source: SSGA, Bloomberg Finance L.P., as of December 31, 2016.

* There can be no assurance that a liquid market will be maintained.

** Source: Bloomberg Finance L.P. and SSGA. Based on expense ratios of the 22 currently-listed gold mutual funds and the four currently-listed US gold bullion ETFs, per Bloomberg (Comparison excludes US leveraged and inverse gold bullion ETFs). Asset-weighting more accurately reflects what investors in general are currently paying for their exposure.

Ways for Multi-Asset Portfolio Managers to Invest in Gold

There are many ways for portfolio managers to gain exposure to gold, ranging from physical gold, gold ETFs, mutual funds, gold futures and gold mining stocks.

Investment in physical gold bullion is the most direct way to invest in gold, but it may involve higher ongoing costs for transport, storage and insurance. Gold mining companies may be influenced by the gold price, but their growth and performance also depend on effective management, production costs, reserves and exploration, among other factors. Gold futures are widely used by investors looking for exposure to gold and have the benefit of being traded in standardized contracts on exchanges. Futures do not require full funding up front, which may be preferable to those investors looking for leverage, but the requirement to regularly roll futures contracts to maintain exposure does mean ongoing management of the gold position is required for a longer-term strategic allocation.

US-listed mutual funds with a precious metal strategy on average are more expensive than gold ETFs and moreover those mutual funds do not provide the pure gold bullion exposure that gold ETFs do.[8] US mutual funds focused on precious metals together have an asset-weighted average expense ratio of just below 102 basis points compared with an asset-weighted average expense ratio of about 37 bps for US-listed ETFs backed by physical gold. Also, investing in physical-backed gold ETFs may eliminate many of the issues mentioned above as this investment vehicle provides a relatively simple and cost-effective way to track the price of gold.

Figure 8: GLD has had Low Correlation to Other Asset Classes in the Hypothetical Portfolio


Bloomberg Commodity Index
0.49
LPX Composite Listed Private Equity Index
-0.08
Global Property Research General Index
0.23
Bloomberg Barclays Emerging Markets USD Aggregate Bond Index
0.38
Bloomberg Barclays Global Corporate High Yield Bond Index
0.20
Bloomberg Barclays World Inflation Linked Bond Index
0.46
Bloomberg Barclays Global Aggregate Corporation Bond Index
0.42
Bloomberg Barclays Global Aggregate Government Bond Index
0.52
MSCI All Country World Index
0.16
-1.00
-0.50
0.00
0.50
1.00
Correlation

Source: Bloomberg Finance L.P., SSGA, data from January 1, 2005 to December 31, 2016.

All correlation calculations above derived from mothly total return indices in US dollars.

State Street Global Advisors 4

The Role of Gold in Today's Global Multi-Asset Portfolio

Case Study: Strategic Allocation to GLD in a Global Multi-Asset Portfolio

A recent paper, "A Case for Global Diversification: Harnessing the Global Multi-Asset Market Portfolio" by State Street Global Advisors (SSGA) Investment Solutions Group (ISG)[4], examined the global investable opportunity set and its implications for investors. They defined the Global Multi-Asset Market Portfolio (GMP) as the portfolio consisting of all investable capital assets, where the proportion invested in each asset corresponds to that asset's market value divided by the sum of the market value of all assets in the portfolio. It is the sum of all investors' holdings and a de facto proxy for the investable opportunity set available to all investors globally, or what is usually known as the 'market portfolio.' This represents a good starting point for many investors looking to build a globally diversified investment portfolio.

We examined the results of adding a 2%, 5% and 10% of GLD into a multi-asset portfolio under a hypothetical scenario. The hypothetical portfolio is based on the concept of the GMP developed by SSGA's ISG and incorporates additional assumptions for the purpose of our case study. We constructed the hypothetical global multi-asset portfolio by:

- Replicating the asset classes in the GMP with market indices;
- Slightly adjusting each asset weighting in the GMP to also include commodities in the portfolio and assume no gold exposure at the start (Portfolio A) and;
- Subtracting the weight equally from the equities and government-bonds asset classes (two asset classes with the highest weights) to add in GLD at 2% (Portfolio B), 5% (Portfolio C) and 10% (Portfolio D).

Returns of the hypothetical blended portfolios cover the period between January 1, 2005 and December 31, 2016, and the portfolios are rebalanced every 12 months to maintain target portfolio weights.

From the results shown in Figure 10, we found that under our hypothetical scenario:

- Portfolios B, C and D had higher Sharpe ratios, lower maximum drawdowns and lower standard deviations with higher returns compared to Portfolio A;
- Portfolio D had the highest Sharpe Ratio (0.44) and highest cumulative return (93.45%);
- Portfolio D had the lowest maximum drawdown (-25.10%).

From a risk-adjusted return perspective, our hypothetical blended portfolio results have shown that adding 2%, 5%, 10% of GLD to the portfolio would have improved Sharpe ratios. The results illustrated that this hypothetical scenario using broad indices to represent various asset classes that includes allocations of anywhere from 2% to 10% to GLD right after the ETF's inception would have outperformed multi-asset portfolios with identical exposure to indices but without equivalent allocations to GLD. From a risk-management perspective, hypothetical portfolios with a GLD allocation had lower maximum drawdowns. For example, a 10% allocation in GLD would have reduced maximum drawdown by almost 300 bps compared to no allocation in GLD.[5]

Figure 9: Asset Class Weightings for Hypothetical Blended Portfolios A, B, C and D

		Weighting (%)			
Asset Class	**Index**	**Portfolio A**	**Portfolio B**	**Portfolio C**	**Portfolio D**
Equity	MSCI All Country World Index	40	39	37.5	35
Total Equity		**40**	**39**	**37.5**	**35**
Government Bonds	Bloomberg Barclays Global Aggregate Government Bond Index	25	24	22.5	20
IG Credit	Bloomberg Barclays Global Aggregate Corporation Bond Index	16	16	16	16
Inflation Linked Bonds	Bloomberg Barclays World Inflation Linked Bond Index	2	2	2	2
HY Bonds	Bloomberg Barclays Global Corporate High Yield Bond Index	2	2	2	2
EM Debt	Bloomberg Barclays Emerging Markets USD Aggregate Bond Index	5	5	5	5
Total Fixed Income		**50**	**49**	**47.5**	**45**
Real Estate	Global Property Research General Index	4	4	4	4
Private Equity	LPX Composite Listed Private Equity Index	4	4	4	4
Commodities	Bloomberg Commodity Index	2	2	2	2
Gold	SPDR® Gold Shares (GLD®)	0	2	5	10
Total Alternative		**10**	**12**	**15**	**20**
Portfolio Total		**100**	**100**	**100**	**100**

Source: SSGA as of December 31, 2016.

State Street Global Advisors 5

The Role of Gold in Today's Global Multi-Asset Portfolio

Figure 10: Hypothetical Blended Portfolio Results

Porfolio	GLD Allocation %	Annualized Return %	Cumulative Return %	Annualized Standard Deviation %	Sharpe Ratio*	Maximum Drawdown (%)
A	0	5.21	84.01	10.42	0.38	-28.0
B	2	5.30	85.91	10.31	0.39	-27.4
C	5	5.44	88.74	10.16	0.41	-26.6
D	10	5.65	93.45	9.95	0.44	-25.1

* Assumes risk-free rate of Citigroup 3-month T-bills.

Source: Bloomberg Finance L.P., FactSet, SSGA, as of December 31, 2016.

Past performance is not a guarantee of future results. Returns do not represent those of a specific product managed by SSGA Funds Management, Inc, but were achieved by mathematically combining the actual performance data of the constituents as listed in Figure 9, according to their weightings detailed in Figure 9. Performance of the hypothetical blended portfolio assumes no transaction and rebalancing costs, so actual results will differ. Performance of SPDR® Gold Shares (GLD®) reflects annual expense ratio of 0.40 percent.

All data based on monthly measures of performance.

GLD's performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted.

Visit spdrs.com for most recent month end performance.

Conclusion

Global multi-asset portfolio managers should consider the merits of including gold in their portfolios. We saw in our case study that adding a 2% to 10% strategic asset allocation to GLD in a hypothetical multi-asset portfolio between January 1, 2005 and December 31, 2016 would have improved risk-adjusted return and reduced maximum drawdown compared to the portfolio without any exposure to gold-backed investments. The "IPO of Gold" helped legitimize gold as an asset class in 1971 and the arrival of GLD in November 2004 transformed gold into a conveniently investable asset. We believe that as the size and the number of investable asset classes continue to grow in the future, gold, an asset with historically low and negative correlation with other asset classes, ought to play a more permanent role in multi-asset portfolios.

1 SPDR Gold Shares was listed on the New York Stock Exchange on November 18,2004, so returns of our hypothetical blended portfolio began with the first full year of GLD's existence.

2 Bloomberg Finance L.P., SSGA, August 13, 1971–December 31, 2016

3 Source: Bloomberg Finance L.P. and SSGA. Based on expense ratios of the 22 currently-listed gold mutual funds and the four currently-listed US gold bullion ETFs, per Bloomberg. (Comparison excludes US leveraged and inverse gold bullion ETFs). Asset-weighting more accurately reflects what investors in general are currently paying for their exposure.

4 Frederic Dodard and Abigail Greenway, A Case For Global Diversification: Harnessing the Global Multi-Asset Market Portfolio, IQ Insights, SSGA ISG EMEA, 2015.

5 Maximum portfolio loss for Portfolio A, B, C and D occurred during 2007–2009, at the height of the global financial crisis.

SPDR® Gold Shares Standard Performance as of March 31, 2017

	1 Month (%)	QTD (%)	YTD (%)	1 Year (%)	3 Years (%)	5 Years (%)	10 Years (%)	Since Inception 11/18/2004 (%)
Quarter End								
NAV	-0.89	7.29	7.29	0.24	-1.62	-6.00	6.09	8.30
Market Value	-0.43	8.31	8.31	0.92	-1.34	-6.04	6.08	8.20
LBMA Gold Price PM	-0.86	8.64	8.64	0.63	-1.22	-5.62	6.52	8.73

Performance quoted represents past performance, which is no guarantee of future results. Investment return and principal value will fluctuate, so you may have a gain or loss when shares are sold. Current performance may be higher or lower than that quoted. Visit spdrs.com for most recent month end performance.

Gross Expense Ratio: 0.40%. The gross expense ratio is the fund's total annual operating expense ratio. It is gross of any fee waivers or expense reimbursements. It can be found in the fund's most recent prospectus.

State Street Global Advisors 6

The Role of Gold in Today’s Global Multi-Asset Portfolio ssga.com | spdrs.com Hypothetical Blended Portfolio Performance Methodology Returns do not represent those of a fund but were achieved by mathematically combining the actual performance data of MSCI AC World Daily TR Index, Bloomberg Barclays Global Aggregate Government Bond Index, Bloomberg Barclays Aggregate Global Corporate Bond Index, Bloomberg Barclays Emerging Markets Debt Index, Global Property Research General Index, S&P Listed Private Equity Index, Bloomberg Barclays World Inflation Linked Bond Index, Bloomberg Barclays Global Corporate High Yield Index, S&P GSCI Index, and SPDR® Gold Shares (GLD®) between January 1, 2005 and December 31, 2016. Each portfolio is re-balanced at the beginning of each year to maintain target portfolio weights. The performance assumes no transaction and rebalancing costs, so actual results will differ. Important Risk Information The views expressed in this material are the views of George Milling- Stanley, Robin Tsui, Howard Wen and Diego Andrade through the period ended December 31, 2016 and are subject to change based on market and other conditions. This document contains certain statements that may be deemed forward-looking statements. Please note that any such statements are not guarantees of any future performance and actual results or developments may differ materially from those projected. All information has been obtained from sources believed to be reliable, but its accuracy is not guaranteed. There is no representation or warranty as to the current accuracy, reliability or completeness of, nor liability for, decisions based on such information and it should not be relied on as such. The information provided does not constitute investment advice and it should not be relied on as such. It does not take into account any investor’s particular investment objectives, strategies, tax status or investment horizon. You should consult your tax and financial advisor. All material has been obtained from sources believed to be reliable. There is no representation or warranty as to the accuracy of the information and State Street shall have no liability for decisions based on such information. ETFs trade like stocks, are subject to investment risk, fluctuate in market value and may trade at prices above or below the ETFs’ net asset value. Brokerage commissions and ETF expenses will reduce returns. While the shares of ETFs are tradable on secondary markets, they may not readily trade in all market conditions and may trade at significant discounts in periods of market stress. There can be no assurance that a liquid market will be maintained for ETF shares. Commodities and commodity-index linked securities may be affected by changes in overall market movements, changes in interest rates, and other factors such as weather, disease, embargoes, or political and regulatory developments, as well as trading activity of speculators and arbitrageurs in the underlying commodities. Government bonds and corporate bonds generally have more moderate short-term price fluctuations than stocks, but provide lower potential long-term returns. State Street Global Advisors    Foreign investments involve greater risks than U.S. investments, including political and economic risks and the risk of currency fluctuations, all of which may be magnified in emerging markets. Asset Allocation is a method of diversification which positions assets among major investment categories. Asset Allocation may be used in an effort to manage risk and enhance returns. It does not, however, guarantee a profit or protect against loss. Diversification does not ensure a profit or guarantee against loss. Investments in small-sized companies may involve greater risks than in those of larger, better known companies. Equity securities may fluctuate in value in response to the activities of individual companies and general market and economic conditions. Bonds generally present less short-term risk and volatility than stocks, but contain interest rate risk (as interest rates raise, bond prices usually fall); issuer default risk; issuer credit risk; liquidity risk; and inflation risk. These effects are usually pronounced for longer-term securities. Any fixed income security sold or redeemed prior to maturity may be subject to a substantial gain or loss. International Government bonds and corporate bonds generally have more moderate short-term price fluctuations than stocks, but provide lower potential long-term returns. Increase in real interest rates can cause the price of inflation-protected debt securities to decrease. Interest payments on inflation-protected debt securities can be unpredictable. Investing in high yield fixed income securities, otherwise known as junk bonds, is considered speculative and involves greater risk of loss of principal and interest than investing in investment grade fixed income securities. These Lower-quality debt securities involve greater risk of default or price changes due to potential changes in the credit quality of the issuer. Investing in futures is highly risky. Futures positions are considered highly leveraged because the initial margins are significantly smaller than the cash value of the contracts. The smaller the value of the margin in comparison to the cash value of the futures contract, the higher the leverage. There are a number of risks associated with futures investing including but not limited to counterparty credit risk, currency risk, derivatives risk, foreign issuer exposure risk, sector concentration risk, leveraging and liquidity risks. Derivative investments may involve risks such as potential illiquidity of the markets and additional risk of loss of principal. The use of leverage, as part of the investment process, can multiply market movements into greater changes in an investment’s value, thus resulting in increased volatility of returns. 7

The Role of Gold in Today’s Global Multi-Asset Portfolio Growth stocks may underperform stocks in other broad style categories (and the stock market as a whole) over any period of time and may shift in and out of favor with investors generally, sometimes rapidly. Frequent trading of ETFs could significantly increase commissions and other costs such that they may offset any savings from low fees or costs. The trademarks and service marks referenced herein are the property of their respective owners. Third party data providers make no warranties or representations of any kind relating to the accuracy, completeness or timeliness of the data and have no liability for damages of any kind relating to the use of such data. Investing in commodities entails significant risk and is not appropriate for all investors. Important Information Relating to SPDR Gold Shares Trust (“GLD®”): The SPDR Gold Trust (“GLD”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GLD has filed with the SEC for more complete information about GLD and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares. com. Alternatively, the Trust or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053. GLD is not an investment company registered under the Investment Company Act of 1940 (the “1940 Act”) and is not subject to regulation under the Commodity Exchange Act of 1936 (the “CEA”). As a result, shareholders of the Trust do not have the protections associated with ownership of shares in an investment company registered under the 1940 Act or the protections afforded by the CEA.    GLD shares trade like stocks, are subject to investment risk and will fluctuate in market value. The value of GLD shares relates directly to the value of the gold held by GLD (less its expenses), and fluctuations in the price of gold could materially and adversely affect an investment in the shares. The price received upon the sale of the shares, which trade at market price, may be more or less than the value of the gold represented by them. GLD does not generate any income, and as GLD regularly sells gold to pay for its ongoing expenses, the amount of gold represented by each Share will decline over time to that extent. Please see the GLD prospectus for a detailed discussion of the risks of investing in GLD shares. The GLD prospectus is available by clicking here. The World Gold Council name and logo are a registered trademark and used with the permission of the World Gold Council pursuant to a license agreement. The World Gold Council in not responsible for the content of, and is not liable for the use of or reliance on, this material. World Gold Council is an affiliate of GLD’s sponsor. BLOOMBERG® is a trademark and service mark of Bloomberg Finance L.P. and its affiliates; BARCLAYS® is a trademark and service mark of Barclays Bank Plc; Standard & Poor’s®, S&P® and SPDR® are registered trademarks of Standard & Poor’s Financial Services LLC (S&P); Dow Jones is a registered trademark of Dow Jones Trademark Holdings LLC (Dow Jones), and these trademarks have been licensed for use by S&P Dow Jones Indices LLC (SPDJI) and sub-licensed for certain purposes by State Street Corporation. State Street Corporation’s financial products are not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates and third party licensors and none of such parties make any representation regarding the advisability of investing in such product(s) nor do they have any liability in relation thereto, including for any errors, omissions, or interruptions of any index. For more information, please contact the Marketing Agent for GLD: State Street Global Markets, LLC, One Lincoln Street, Boston, MA 02111; T: +1 866 320 4053 spdrgoldshares.com    © 2016 State Street Corporation. All Rights Reserved. State Street Global Advisors ID8234-IBG-22143 1216 Exp. Date: 07/31/2017

SPDR® GOLD TRUST has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the Trust and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Trust or any Authorized Participant will arrange to send you the prospectus if you request it by calling toll free at 1-866-320-4053 or contacting State Street Global Markets, LLC, One Lincoln Street, Attn: SPDR® Gold Shares, 30th Floor, Boston, MA 02111.